Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

On June 13, 2006, Discovery Partners International, Inc. (“DPI”) and Galapagos NV (“Galapagos”) issued a joint press release announcing that they had entered into a definitive purchase agreement, dated as of April 12, 2006, to transfer all of the drug discovery service operations of DPI to Galapagos for €4.25 million ($5.4 million) in cash.

Galapagos gave the following presentation during a teleconference announcing the execution of the definitive purchase agreement on June 13, 2006.

Galapagos accelerates……

13 June 2006

Disclaimer

This presentation has been prepared by Galapagos and is furnished to you by Galapagos solely for your information.

This presentation and the information provided during this teleconference may contain forward-looking statements, including, without limitation, statements containing the words “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continues” as well as similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos or Discovery Partners, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the audience is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as at the date of this presentation. Galapagos and Discovery Partners expressly disclaims any obligation to update any such forward-looking statements in this presentation to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Neither Galapagos nor Discovery Partners nor any of their officers, employees, advisers, or agents makes any representation or warranty, express or implied, as to any matter or as to the truth, accuracy, or completeness of any statement made in this presentation, made in conjunction therewith or in any accompanying materials or made at any time, orally or otherwise, in connection with the matters referred to herein and all liability in respect of any such matter or statements is expressly excluded.

2

DPI acquisition creates world leader

Top 5 worldwide position in drug discovery

Increased breadth & depth for BioFocus services

Additional capacity for alliance with GSK

Over €8 M added revenue in 2nd half of 2006

Strengthens BioFocus presence in US

Transaction for €4.25 M in cash

3

Galapagos group strategy

Combine internal drug development with profitable service division Strengthen technologies & services Increase revenue base through internal growth & acquisitions Establish a global presence to increase visibility & customer base

On our way to become the European biotechnology leader

4

About DPI

NASDAQ listed company, established 1995 Global drug discovery fee-for-services company

Over 90 customers, $35 M revenues in 2005

Recent key developments

Nov 2005: Pfizer contract ended, reduced staff from 220 to 120 Apr 2006: Infinity and DPI announced merger

Infinity will obtain listing and cash

DPI shareholders will obtain 31% of new entity All operational assets to be divested

5

DPI operational assets

Division Location Activity

Chemistry San Diego, USA Med chem & compound libraries

Natural products Heidelberg, Germany Fractionate & purify

actinomycetes and fungal

compounds

Biology Basel, Switzerland Assays, hit finding, in vitro,

PK/ADMET characterization

Compound San Francisco, USA Storage, management &

management distribution of third-party

compound collections

6

Acquisition opportunity

DPI sought acquisition candidate

No strategic way forward as stand-alone fee-for-service without internal programs G&A costs burden on company (SEC/SOX compliance) Pressure from investors

Galapagos

In need of additional capabilities & capacity

Expanded revenue base will generate cash to offset drug discovery Create shareholder value by capitalizing on Top 5 position Establishing a true leadership position

7

Galapagos at the start of 2006

Galapagos internal programs in bone- and joint diseases—Belgium BioFocus drug discovery service sites in UK and Netherlands 200 total staff

NL & UK 140 employees fee for service offering

Proprietary target & drug discovery platform

€

Belgium 60 employees therapeutic programs core disease areas novel drug candidates partnering

USA

Europe

8

Galapagos today

Extended development program, multiyear OA alliance with GSK Service sites in US, UK, Switzerland, Germany and Netherlands 330 total staff, strong presence in US

6	sites in Europe & US 260 employees fee for service offering

Proprietary target & drug discovery platform

€

Belgium 70 employees therapeutic programs core disease areas novel drug candidates partnering

USA

Europe

Strong services offering

Very high throughput screening (with 600,000 compound collection)

Compound libraries for hit-finding & integrated hit-to-candidate drug capabilities

Natural product isolation and identification

Target discovery centre

Parallel chemistry and lead optimization capabilities

Compound acquisition, storage and distribution

Basel Cambridge Heidelberg Leiden San Diego San Francisco

GSK alliance overview

Deliver OA-modifying drug candidates to GSK

Target to optimized lead Pre-clinical studies

Phase I Phase IIA Phase IIB/III Launch

Up to €137 M in milestones, upfront & equity Up to double-digit royalties on worldwide sales

Step up in resources required

DPI brings drug discovery capacity

Immediate capacity for GSK alliance Resource platform for turn-key alliances Additional staff and facilities to fill order book

Top 5 position in drug discovery

Target discovery Hit ID Hit to lead Lead optimization Pre-clinical Clinical Phase I—III

Albany Molecular Array Biopharma

BioFocus DPI Evotec Lexicon

BioFocus DPI competitive strengths:

Novel targets screened in human primary cells

Wide range of integrated services from target to pre-clinical Biology-focused, natural product & diverse compound libraries

Extended presence in US and Japan

US accounts for > 50% of drug discovery market

West Coast presence strong addition

Major contract with NIH

Sales office in Japan, attractive drug discovery market

Major clients of BioFocus

Major clients of DPI

Extended client base

Major clients of BioFocus

US customers

Major clients of DPI

Japan customers

Group revenues guidance—before DPI in € millions

30 25 20 15 10 5

6.5

7.8

17.5

25—30

03 04 05 06

Galapagos 2006

Guidance on 40-70% growth on pro forma 2005

Group revenues guidance—with DPI in € millions

40 35 30 25 20 15 10 5

6.5

7.8

11.2

33- 38

03 04 05 06

Galapagos consolidated > €8 M revenues 2nd half 2006 from DPI activities

Financials continued…

Deal structure:

Operational divisions of DPI acquired for €4.25 M in cash Transaction costs of €0.3 M anticipated

Operational:

DPI operations for remainder of 2006 will require about €1 M cash From 2007 onwards acquired operations will generate cash Cash payback expected within 2-3 years No long term lease commitments beyond 2009

Integration goals

Business objectives

Grow revenues base from existing and new sites

Drive execution of GSK partnered program with expert teams in target and drug discovery

Operational objectives

Integration process same as for BioFocus

Combined service division will branded as ‘BioFocus DPI’

The offer in summary

Drug discovery capacity > €8 M revenues 2nd half 2006 Top 5 position in drug discovery New technology & services Strong US & Japan presence

€4.25 M cash

Q & A

Onno van de Stolpe, CEO Galapagos

David Smith, CFO Galapagos

Mike Venuti, CEO Discovery Partners International

Analyst Meeting 23 June 2006 Leiden, The Netherlands

www.glpg.com

Forward Looking Statements

This presentation contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements made by DPI or Galapagos speak only as of the date made. DPI and Galapagos undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Such forward-looking statements include statements regarding the proposed transaction between DPI and Galapagos and the timing for its closing, the contribution of the assets to be acquired to BioFocus’s revenues in the second half of 2006 and cash flow in 2007, the integration of those assets into Galapagos’s existing operations, including with respect to maintaining service levels for current DPI customers, the anticipated downsizing of DPI’s general and administrative function in San Diego, the benefits of the proposed transaction to Galapagos’s existing operations, including with respect to its technology, product offerings, customer base, and market and competitive positions, Galapagos’s rationale and strategy for the proposed transaction, and the benefits of the proposed transaction to DPI, including for its stockholders and with respect to the exchange ratio to be used in DPI’s merger with Infinity and DPI’s ability to consummate that transaction. Factors that may cause actual results to differ materially include the risk that DPI and Galapagos may not be able to complete the proposed transaction, the risk that the assets being acquired may not be integrated as effectively into Galapagos as expected or otherwise provide Galapagos with their expected benefits, the risk that the proposed transaction together with DPI’s proposed merger with Infinity will not provide their expected benefits to DPI’s stockholders and that DPI’s Net Cash at closing of the Infinity merger will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005, DPI’s quarterly report on Form 10-Q for the quarter ended March 31, 2006 and DPI’s Registration Statement on Form S-4 filed on May 24, 2006 in connection with the Infinity merger, each as filed with the Securities and Exchange Commission and DPI’s other SEC reports.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a Registration Statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.